UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   OELSLAGER, JOHN K
   6035 PARKLAND BOULEVARD
   CLEVELAND, OH  44124-4141
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER-HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 30, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |      |    | |                  |   |           |4,122.309(1)       |I     |(1)                        |
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Common Stock               |3/28/0|G   |V|13,269.00         |D  |           |16,356             |D     |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/23/0|M   | |3,702(2)          |A  |$13.444    |16,356             |D     |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/23/0|F   | |1,257             |D  |$50.02     |16,356             |D     |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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                           |5/23/0|M   | |4,028(3)          |A  |$20.167    |16,356             |D     |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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                           |5/23/0|F   | |1,368             |D  |$50.02     |16,356             |D     |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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                           |5/23/0|M   | |3,289(4)          |A  |$28.083    |16,356             |D     |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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                           |5/23/0|F   | |1,117             |D  |$50.02     |16,356             |D     |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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                           |5/23/0|M   | |14(5)             |A  |$43.042    |16,356             |D     |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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                           |5/23/0|F   | |5                 |D  |$50.02     |16,356             |D     |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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                           |5/23/0|M   | |4,160(6)          |A  |$31.3750   |16,356             |D     |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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                           |5/23/0|F   | |1,413             |A  |$50.02     |16,356             |D     |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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                           |3/28/0|G   |V|13,269            |G  |           |22,157             |I     |Joint with wife            |
                           |1     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Phantom Stock Units   |1-for-1 |     |    | |           |   |     |     |            |       |       |1,005.614(7)|I  |(7)         |
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Option to Buy         |$13.444 |5/23/|M   | |5,063(2)   |D  |4/22/|4/21/|Common Stock|5,063(2|(8)    |0(9)        |D  |            |
                      |        |01   |    | |           |   |94   |04   |            |)      |       |            |   |            |
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Option to Buy         |$20.167 |5/23/|M   | |6,750(3)   |D  |2/02/|2/1/0|Common Stock|6,750(3|(8)    |0(9)        |D  |            |
                      |        |01   |    | |           |   |96   |5    |            |)      |       |            |   |            |
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Option to Buy         |$28.083 |5/23/|M   | |7,500(4)   |D  |1/30/|1/29/|Common Stock|7,500(4|(8)    |0(9)        |D  |            |
                      |        |01   |    | |           |   |98   |07   |            |)      |       |            |   |            |
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Option to Buy         |$43.0420|5/23/|M   | |105(5)     |D  |8/13/|8/12/|Common Stock|105(5) |(8)    |0(9)        |D  |            |
                      |        |01   |    | |           |   |98   |07   |            |       |       |            |   |            |
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Option to Buy         |$31.375 |5/23/|M   | |11,160(6)  |D  |8/12/|8/11/|Common Stock|11,160(|(8)    |0(9)        |D  |            |
                      |        |01   |    | |           |   |99   |08   |            |6)     |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Parker Retirement Savings Plan, as of March 31, 2001, the latest date for which information is available.
(2) "Pyramid" stock option exercise resulting in net acquisition of 3,702 shares.
(3) "Pyramid" stock option exercise resulting in net acquisition of 4,028 shares.
(4) "Pyramid" stock option exercise resulting in net acquisition of 3,289 shares.
(5) "Pyramid" stock option exercise resulting in net acquisition of 14 shares.
(6) "Pyramid" stock option exercise resultin in net acquisition of 4,160 shares.
(7) Savings Restoration Plan, as of March 30, 2001, the latest date for which information is available.
(8) Granted under the Corporation's 1993 Stock Incentive Program in a transaction exempt under Rule 16b-3.
(9) In addition to the options reported hereon, Mr. Oelslager also owns 20,900 additonal options which were granted pursuant to the Corporation's 1993 Stock Incentive Program, at various exercise prices and expiration dates, as previously reported.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
June 11,2001